John Hancock Exchange-Traded Fund Trust
601 Congress Street
Boston, Massachusetts 02210

October 27, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on September 29, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 13 under the Securities Act of 1933, as amended, and Amendment No. 16 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on August 16, 2017, accession no. 0001133228-17-004944 (the “Registration Statement”) relating to the registration of John Hancock Multifactor Small Cap ETF (the “Fund”), a new series of the Registrant.

The Registrant previously responded to certain comments related to the section titled “Fund summary — Fees and expenses” in a letter dated October 23, 2017. The following responds to the remainder of the Staff’s comments to the Registration Statement.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

October 27, 2017 Page 2
General Comments

1.	Comment - On the facing page of the filing, please revise the “Title of Securities Being Registered” line item to reflect the particular series subject to the filing.

Response - The Registrant has made the requested change.

2.
Comment - Please confirm supplementally that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

Response - The Registrant hereby confirms that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

3.
Comment - The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing. Please note that the Staff may have additional comments on the supplemental materials.

Response - The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

Prospectus

4.
Comment - Please confirm supplementally that the contractual expense limitation reflected in the footnote to the fee table will remain in effect for no less than one year from the effective date of the Registration Statement.

Response - The Registrant hereby confirms that the contractual expense limitation reflected in the footnote to the fee table will remain in effect for no less than one year from the effective date of the Registration Statement.

5.
Comment - In the footnote to the fee table that discloses the contractual expense limitation, please disclose who can terminate such arrangement prior to its expiration date and under what circumstances.

October 27, 2017 Page 3
Response - The Registrant notes that only the Board has the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment - Please confirm supplementally whether the advisor may recoup fees waived or expenses reimbursed and, if so, include appropriate disclosure in the Registration Statement.

Response – The Registrant hereby confirms that the advisor cannot recoup fees waived or expenses reimbursed. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

7.
Comment - Under “Fund summary — Fees and expenses,” parenthetical “h” to the second footnote refers to “short dividend expense.” Please confirm if this is a principal investment strategy and, if so, if it is covered in other expenses.

Response - The Registrant does not anticipate that the Fund will have any “short dividend expense” during the Fund’s first year of operations, but confirms that if such expenses were anticipated they would be included in the line item for “Other expenses,” except that if such fees were to exceed 0.01% the Fund would add a separate line item to the table in accordance with Form N-1A.

8.
Comment - Under “Fund summary — Expense example,” please confirm that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, and add disclosure to this effect.

Response - The Registrant confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

9.	Comment - Please review the “Fund summary — Principal investment strategies” section and include additional disclosure about the methodology of the Index.

Response – In response to this comment, the Registrant reviewed the existing disclosure as well as the Index’s rulebook. The Registrant notes that the Index is comprised of small capitalization companies and, as such, the application of the Index’s rules-based process may not require certain of the protocols or adjustments utilized by other multifactor indexes that are comprised of a different group of companies (e.g., large capitalization companies).  Accordingly, after its review, the Registrant believes that the existing disclosure adequately and sufficiently describes the methodology of the Index and respectfully declines to make any changes in response to this comment.

October 27, 2017 Page 4
10.
Comment - Under “Fund summary — Principal investment strategies,” the second sentence of the first paragraph states that “[t]he Index is designed to comprise a subset of securities in the U.S. Universe issued by companies whose market capitalizations are smaller than the 750th largest U.S. company but excluding the smallest 4% of U.S. companies at the time of reconstitution.”  Please define the “universe” for the Index.

Response - The Registrant respectfully submits that the second sentence of the second paragraph under “Fund summary — Principal investment strategies” defines the U.S. Universe as follows:  “[t]he U.S. Universe is defined as a free float-adjusted market-capitalization-weighted portfolio of U.S. operating companies listed on the New York Stock Exchange (NYSE), NYSE MKT LLC, NASDAQ Global Market, or such other securities exchanges deemed appropriate in accordance with the rules-based methodology that is maintained by Dimensional Fund Advisors LP.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

11.	Comment - Please use the defined term (the “Index”) for the John Hancock Dimensional Small Cap Index consistently throughout the Registration Statement.

Response – The Registrant has reviewed the Registration Statement and revised the disclosure to use the defined term of the “Index” as appropriate.

12.
Comment - Please confirm that the Fund’s investment strategy to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the [F]und’s benchmark index” satisfies Rule 35d-1 under the 1940 Act.

October 27, 2017 Page 5
Response - The Registrant notes that the Fund’s Index is designed to comprise securities in small capitalization securities. Accordingly, the Fund’s investment strategy to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the [F]und’s benchmark index” satisfies Rule 35d-1 under the 1940 Act.

13.	Comment - Under “Fund summary - Principal investment strategies,” please clarify the definition or criteria for an issuer to be designated as a “small capitalization” company.

Response - The Registrant notes that the “Fund summary - Principal investment strategies” section includes disclosure indicating that the Index “is designed to comprise a subset of securities in the U.S. Universe issued by companies whose market capitalizations are smaller than the 750th largest U.S. company but excluding the smallest 4% of U.S. companies at the time of reconstitution.” The Registrant believes that this disclosure sufficiently defines and/or explains the criteria for a “small capitalization” company as set out in the Index’s rulebook. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

14.
Comment - Under “Fund summary — Principal investment strategies,” the third sentence of the first paragraph states that “[t]he selection and weighting of securities in the Index involves a rules-based process that may sometimes be referred to as multifactor investing, factor-based investing, strategic beta, or smart beta.”  Please review this disclosure and consider revising for plain English and in light of the Comment 9 above.

Response – The Registrant notes that “multifactor investing, factor-based investing, strategic beta or smart beta” are common terms used to describe a “rules-based process” related to “[t]he selection and weighting of securities in [an index]” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

15.
Comment - Under “Fund summary — Principal investment strategies,” the fourth sentence of the first paragraph states that “[s]ecurities within the universe of eligible names are classified according to their market capitalization, relative price, and profitability,” while the second sentence of the second paragraph in “Fund details — Principal investment strategies” states “[t]he manager anticipates that, generally, the fund will hold all of the securities that compose the Index in proportion to their weightings in the Index. ”  Please reconcile these two statements.

October 27, 2017 Page 6
Response - The Registrant respectfully notes that the fourth sentence in the “Fund summary — Principal investment strategies” describes the methodology by which the securities within the Index are weighted. The second sentence of the second paragraph in “Fund details - Principal investment strategies” describes how the Fund itself will be managed rather than how the Index is created. In particular, the disclosure in the “Fund details — Principal investment strategies” notes that it is anticipated that the Fund will hold all of the securities that compose the Index in proportion to their weightings in the Index (as calculated/adjusted pursuant to the Index methodology disclosure identified by the Staff in this comment). This latter disclosure goes on to provide additional detail regarding the various circumstances in which the Fund may not hold all the securities of the Index.

16.
Comment - The Staff notes there are references to investments in derivatives and to securities lending in the Statutory Section of the Prospectus, in the “Additional investment strategies” and “Additional risks of investing” sections.  Please confirm supplementally whether these strategies are principal investment strategies. If they are, please include discussion of each in the Summary Section.  Please also consider revising the headings to better clarify whether these are principal or non-principal strategies.

Response - The Registrant notes that both strategies are non-principal strategies of the Fund.  As noted in the comment, the descriptions of these strategies and the attendant risks are in the “Additional investment strategies” and the “Additional risks of investing” sections of the Statutory Section of the Prospectus, respectively.  These sections are distinct sections in the Statutory Section and are separate from the discussions of principal strategies (contained in “Principal investment strategies”) and principal risks (contained in “Principal risks of investing”). The Registrant believes this presentation clearly identifies the principal and non-principal strategies and risks of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

17.	Comment - Please confirm supplementally that investment in derivatives will not count towards the 80% of the Index.

Response –  The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy to the extent that derivatives are included in the Index.

18.
Comment - Please remove “Cybersecurity risk” as a principal risk of the Fund and/or relocate this risk disclosure under a separate heading. If retained as a principal risk, please supplementally explain why such classification is appropriate for the Fund.

October 27, 2017 Page 7
Response – The Registrant notes that the risk has been updated to “Cybersecurity and operational risk” to reflect further risk considerations regarding potential errors, both man-made and those caused by technology, that may negatively impact the Fund and its shareholders.  The Registrant believes that this risk is appropriate for the Fund given the critical role that technology plays in the day-to-day operations of the Fund and the increased awareness within the fund industry of the importance of cybersecurity and of the consequences for cybersecurity breaches.  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

19.
Comment - The Staff notes that “Value investment style risk” is disclosed as a principal risk, but there is no corresponding description of value style investing in the “Principal Investment Strategies.” section. Please reconcile the discrepancy by deleting the “Value investment style risk” disclosure or by describing the value investment style in the discussion of Fund’s principal investment strategies.

Response - The Registrant has removed “Value investment style risk” from the Prospectus.

20.
Comment - In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response - Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

21.
Comment - Under the heading “Management fee,” please disclose the period to be covered by the applicable shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response - The Registrant respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the [F]und’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

October 27, 2017 Page 8
22.	Comment - In the “Portfolio Management” section, please disclose whether the portfolio managers are employed by the advisor or the subadvisor.

Response – The Registrant has made the requested change.

23.	Comment - Under the “Valuation of fund shares” section, please consider removing reference to foreign exchanges as this Fund invests primarily in U.S. securities.

Response – As the Fund is not prohibited from making investments in foreign securities outside of its 80% test, the Registrant respectfully declines to make any changes in response to this comment.

24.
Comment - Please confirm that the disclosure indicating that the Index is governed by a published rules-based methodology and that any changes to the methodology will be publicly disclosed prior to their implementation will be retained in the “Index, index provider, and calculation agent” section.

Response – The Registrant confirms this disclosure will be retained in the definitive filing.

25.
Comment – Please confirm supplementally that the subadvisor/index provider (Dimensional Fund Advisors LP) has established policies and procedures reasonably designed to prevent (i) non-public information about pending changes to the Index from being used or disseminated in an improper manner and (ii) the Fund’s portfolio managers from having any influence on the construction of the Index methodologies.

Response –Consistent with the requirements of the exemptive order pursuant to which John Hancock operates the Fund and The New York Stock Exchange listing rules, Dimensional has established policies and procedures reasonably designed to prevent non-public information about pending changes to the index from being used or disseminated in an improper manner (“Firewall Procedures”). Dimensional also represents that its portfolio managers do not have improper influence on the construction of the index methodologies. Consistent with the Firewall Procedures, the Fund’s portfolio managers may provide feedback to help inform the Index Committee’s review and approval of an index’s initial methodology or subsequent changes to such methodology. However, the Index Committee has sole authority to adopt the initial index methodology and make any subsequent changes to such methodology.  No employee of Dimensional’s portfolio management group (i) is a member of the Index Committee or (ii) has managerial authority over an Index Committee member.

October 27, 2017 Page 9
26.	Comment - Please ensure that the “Intraday value” section specifically addresses what the calculation includes or does not include (e.g., operating fees or other accruals).

Response - The Registrant has reviewed the discussion in this section and notes that the Fund is not involved in, or responsible for, the calculation or dissemination of the IIV and makes no warranty as to its accuracy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

27.
Comment - Under the “Intraday value” section, please consider removing the sentence “[t]he quotations and/or valuations of certain fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States” if this does not apply to the Fund.

Response – As the Fund is not prohibited from making investments in foreign securities outside of its 80% test, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information

28.
Comment -  Under “Those Responsible for Management,” please revise the tables with respect to Trustee information in order to conform to the formatting of Item 17(a) of Form N-1A, i.e., apply the same columns and column captions.

Response - The Registrant believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

29.
Comment - Under “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response - The Registrant respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Registrant respectfully declines to make any changes in response to this comment.

October 27, 2017 Page 10
Other Comments

30.	Comment - Please submit an EDGAR correspondence filing responding to these comments, addressed to Mr. Sonny Oh.

Response - The Registrant respectfully acknowledges the comment.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 572-4575.

Sincerely,

/s/Sarah M. Coutu
Sarah M. Coutu